Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
As independent registered public accountants, we hereby consent to the incorporation of our report dated March 6, 2006, relating to the consolidated financial statements of Elcom International, Inc. for the years ended December 31, 2005 and 2004 included in the Company’s 2005 Form 10-KSB, into the Company’s Registration Statement on Form S-8.
Our report dated March 6, 2006 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
/s/ VITALE, CATURANO & COMPANY, LTD.
VITALE, CATURANO & COMPANY, LTD.
May 18, 2006
Boston, Massachusetts